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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         TRIANGLE PHARMACEUTICALS, INC.
                         ------------------------------
                                (Name of Issuer)

                     COmmon Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   89589H 10 4
                                   -----------
                                 (CUSIP Number)

       R.S.M. Baird                           Robin A. Painter
       The Wellcome Trust Limited as          Testa, Hurwitz & Thibeault, LLP
       Trustee for The Wellcome Trust         125 High Street
       210 Euston Road                        Boston, MA 02110
       London NWI 2BE                         (617) 248-7000
       ENGLAND
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 30, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP NO. 89589H 10 4                                     PAGE  2  OF  4  PAGES
---------------------                                     ---------------------




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1    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     The Wellcome Trust Limited as Trustee for The Wellcome Trust
     98 6038021

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
                                                                       (a)  / /
                                                                       (b)  / /

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                        / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     England

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                           7    SOLE VOTING POWER

                                1,300,000
       NUMBER OF          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 1,300,000
          WITH            ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,300,000

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)*                                                     / /

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

     OO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP NO. 89589H 10 4                                     PAGE  3  OF  4  PAGES
---------------------                                     ---------------------



           This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on November 12, 1996 (as so amended, the "Schedule 13D") and reports the decrease in the percentage of beneficial ownership of Common Stock, par value $0.001 per share (the "Common Stock"), of Triangle Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), held by The Wellcome Trust Limited, as trustee for The Wellcome Trust (the "Trust").

           Only those items amended are reported herein.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER:

           (a) On November 1, 1996, the aggregate number of shares of Common Stock of the Issuer beneficially owned by the Trust was 1,300,000, representing 7.5% of the issued and outstanding shares of the Issuer's common stock. Based on Form 424B3 filed with the Securities and Exchange Commission on December 31, 1998 by the issuer, this number currently represents 4.5% of the outstanding shares of the Issuer's Common Stock.

           (d)  Not applicable.

           (e) The Trust ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on December 30, 1998.



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                                  SCHEDULE 13D

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CUSIP NO. 89589H 10 4                                     PAGE  4  OF  4  PAGES
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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         ---------------------------------------
                                         Date


                                         /s/ Robert Baird
                                         ---------------------------------------
                                         Signature


                                         RSM Baird
                                         Investment Manager
                                         ---------------------------------------
                                         Name/Title